UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

52736R102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102	Page __ of __

1.	Name of Reporting Person. Elizabeth H. Eisenhardt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,588,880 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 12,588,880 (1)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,588,880 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.2% (2)
12.	Type of Reporting Person IN

(1)

As of December 31, 2020: 1,485,268 shares of Class B Common Stock were held by Elizabeth H. Eisenhardt in her individual capacity; 262,000 shares of Class A Common Stock and 4,247,426 shares of Class B Common Stock were held by the Elizabeth H. Eisenhardt 2012 Trust A, for which the reporting person serves as trustee; 392,000 shares of Class A Common Stock and 4,012,942 shares of Class B Common Stock were held by the Elizabeth H. Eisenhardt 2012 Trust B, for which the reporting person serves as trustee; 2,139,244 shares of Class B Common Stock were held by other trusts for which the reporting person serves as trustee; and 50,000 shares of Class B Common Stock were held by the reporting person’s spouse. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

(2)

Based on 76,763,304 total shares outstanding on December 31, 2020 as reported by the issuer’s transfer agent, plus the assumed conversion of 11,934,880 shares of Class B Common Stock deemed beneficially owned by Ms. Eisenhardt, as described herein, into shares of Class A Common Stock.

CUSIP No. 52736R102	Page __ of __

1.	Name of Reporting Person. Elizabeth H. Eisenhardt 2012 Trust A
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,509,426 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,509,426 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,509,426 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (2)
12.	Type of Reporting Person OO

(1)

This amount consists of 262,000 shares of Class A Common Stock and 4,247,426 shares of Class B Common Stock as of December 31, 2020. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

(2)

Based on 76,763,304 total shares outstanding on December 31, 2020 as reported by the issuer’s transfer agent, plus the assumed conversion of 4,247,426 shares of Class B Common Stock deemed beneficially owned by The Elizabeth H. Eisenhardt 2012 Trust A, as described herein, into shares of Class A Common Stock.

CUSIP No. 52736R102	Page __ of __

1.	Name of Reporting Person. Elizabeth H. Eisenhardt 2012 Trust B
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,404,942 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 4,404,942 (1)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,404,942 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person OO

(1)

This amount consists of 392,000 shares of Class A Common Stock and 4,012,942 shares of Class B Common Stock as of December 31, 2020. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

(2)

Based on 76,763,304 total shares outstanding on December 31, 2020 as reported by the issuer’s transfer agent, plus the assumed conversion of 4,012,942 shares of Class B Common Stock deemed beneficially owned by The Elizabeth H. Eisenhardt 2012 Trust B, as described herein, into shares of Class A Common Stock.

ITEM 1.

(a)	Name of Issuer:

Levi Strauss & Co.

(b)	Address of Issuer’s Principal Executive Offices:

1155 Battery Street

San Francisco, CA 94111

ITEM 2.

(a)	Name of Person Filing:

Elizabeth H. Eisenhardt

Elizabeth H. Eisenhardt 2012 Trust A

Elizabeth H. Eisenhardt 2012 Trust B

(b)	Address of Principal Business Office, or if None, Residence:

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, CA 94111

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock, $0.001 Par Value Per Share

(e)	CUSIP Number:

52736R102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4. OWNERSHIP.

See rows 5 through 11 of cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATION.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

By:	/s/ Elizabeth H. Eisenhardt

Elizabeth H. Eisenhardt 2012 Trust A

By:	/s/ Elizabeth H. Eisenhardt
Trustee

Elizabeth H. Eisenhardt 2012 Trust B

By:	/s/ Elizabeth H. Eisenhardt
Trustee